NYSe.
AN ICE EXCHANGE

November 28, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
7.50% Trust Preference Securities of SCE TRUST VII, guaranteed by SOUTHERN
CALIFORNIA EDISON COMPANY, under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com